

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Lester Wong
Chief Financial Officer
Kulicke & Soffa Industries Inc.
1005 Virginia Dr
Fort Washington, PA 19034

> **Re: Kulicke & Soffa Industries Inc.**
> **Form 10-Q for the Quarter ended January 3, 2026**
> **Filed February 5, 2026**
> **File No. 000-00121**

Dear Lester Wong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing